September 17, 2019

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

       Re: Merida Merger Corp. I
           Draft Registration Statement on Form S-1
           Submitted August 22, 2019
           CIK No. 1785592

Dear Mr. Lee:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 22, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary, page 1

2. Please revise to define and explain CBD in more detail. Please also further describe hemp-based CBD products and provide examples of such products, including products that Merida has invested in.
 Peter Lee
Merida Merger Corp. I
September 17, 2019
Page 2
The Offering
Offering proceeds to be held in trust, page 9

3. We note your disclosure that an aggregate of $9.95 per unit to be sold in the public offering will be placed in trust. Please revise to clarify whether this is in compliance with
         Nasdaq rules.
Dilution, page 38

4. It appears that certain descriptions of the amounts included in the calculation of the numerator of the pro forma net tangible book value on page 39 are incorrect. Please revise as appropriate.
Description of Securities
Certain Anti-Takeover Provisions...
Exclusive Forum Selection, page 75

5. Please revise your disclosure and your amended and restated certificate of incorporation to clarify whether the exclusive forum provision is intended to apply to claims brought pursuant to the Securities Act.
       You may contact Stephen Kim at (202) 551-3291 or Hugh West, Accounting Branch
Chief at (202) 551-3872 if you have any questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Erin Purnell at
(202) 551-3454 with any other questions.



FirstName LastNamePeter Lee                                     Sincerely,
Comapany NameMerida Merger Corp. I
                                                                Division of
Corporation Finance
September 17, 2019 Page 2                                       Office of
Financial Services
FirstName LastName